FEDERATED MDT SERIES
                           Federated Investors Funds
                              5800 Corporate Drive
                      Pittsburgh, Pennsylvania 15237-7000

                               September 15, 2006

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

     RE: FEDERATED MDT SERIES (the "Trust" or "Registrant")
            Federated MDT All Cap Core Fund
            Federated MDT Tax Aware/All Cap Core Fund
            Federated MDT Large Cap Growth Fund
            Federated MDT Mid Cap Growth Fund
            Federated MDT Balanced Fund
            Federated MDT Small Cap Core Fund
            Federated MDT Small Cap Growth Fund
            Federated MDT Small Cap Value Fund   (collectively, the "Funds")
           1933 Act File No. 333-136564
           1940 Act File No. 811-21904

Dear Sir or Madam:

An N-14 Proxy was filed with the SEC on August 11, 2006 on behalf of the Federated MDT Series. Linda Stirling of the Securities and Exchange Commission gave the Registrant comments to which Registrant responds:

(All Cap Core Fund)

In response to your comment on the risks, we are conforming the funds to the standard Federated risk disclosure regime. We will change the introduction to the additional risks for the Federated Funds to read: "While the risks of the Funds do not materially differ, the Federated Funds have chosen to include the following risk disclosure:"

For all Funds except the Balanced Fund, the following disclosure will be added prior to the discussion of "Risks of Investing in ETFs":
"The Federated Fund is permitted to invest in exchange traded funds as part of its principal investment strategies while the MDT Fund is permitted to invest in exchange traded funds as part of its non-principal strategies. Therefore, the Federated Fund may be subject to the risks of investing in exchange traded funds to a greater extent than the MDT Fund."

In response to your comment on our current derivatives disclosure, the sentence has been revised as follows:
"Derivatives are also subject to a number of other risks described in this Prospectus/Proxy statement such as, credit, liquidity and leverage risks."

(Tax Aware/All Cap Core Fund)

In response to your comment the tax aware strategy, the following disclosure will be added:
"The Fund takes into account the tax consequences of a transaction when deciding whether or not to purchase or sell a security in the Fund. For example, the Fund may defer selling a holding that it may have otherwise sold if the unrealized short-term gain in the holding will shortly become a long-term gain for tax purposes. Other tax considerations include the benefits of deferring taxes to the next calendar year and selling a security with a short-term unrealized loss shortly before it becomes a long-term loss."

In response to your comment on the "Optimum Q Strategy," the following disclosure will be added:
"Individual stocks are selected for inclusion in the Fund based upon the quantitative model's stock selection process. The model seeks to screen its universe of stocks for stocks that meet certain valuation measures (i.e., price-to-book ratio, price-to-earnings ratio) and performance metrics (i.e., earnings momentum or earnings growth) that the Adviser believes might be indicative of an attractive investment opportunity. The selection process also factors in trading costs (particularly market impact) by biasing the Fund towards those stocks which have less trading costs. The Adviser's process also utilizes diversification constraints which keep the portfolio diversified by business, industry and sector."

(Large Cap Growth Fund)

In response to your comment on the capitalization range, Registrant will add the current capitalization range of the index referenced in the fund's strategy for those funds' where name refers to a specific capitalization size.

(Mid Cap Growth Fund)

In response to your comment on the capitalization range, Registrant will add the current capitalization range of the index referenced to in the fund's strategy for those funds' where name refers to a specific capitalization size.

In response to your comment on the mid-cap risk, Registrant will add the following disclosure to the N-14:
"Medium Sized Companies Risks. The Fund may invest in mid-size companies. Mid-capitalization companies often have narrower markets and limited managerial and financial resources compared to larger, more established companies. As a result, their performance can be more volatile and they face greater risk of business failure, which could increase the volatility of the Fund's portfolio. You should expect that the value of the Fund's shares will be more volatile than a fund that invests exclusively in large-capitalization companies."

(MDT Small Cap Core Fund)

In response to your comment on "small capitalization," for all small cap funds, the following disclosure will be added:
"The Fund considers small-cap companies to be companies of a size similar to companies listed in the Russell 2000 Index. As of June 30, 2006, companies in the Russell 2000 Index had a market capitalization range of $83 million to $2.3 billion."

In response to your comment on emphasizing "small capitalization risk," for all small cap funds, the small sized companies risk disclosure has been revised to read as follows:

"Because the Fund invests at least 80% of its net assets in the stock of small-cap companies, the Fund will be subject to the risks of investing in small companies. The smaller companies in which the Fund may invest may have unproven track records, a limited product or service base and limited access to capital; they may be more likely to fail than larger companies."



In response to your comment on the benchmark indices, the following disclosure will be added to the Mid Cap Fund:
"The Russell MidCap Growth Index measures the performance of those companies with higher price to book rations and higher forecasted growth values within the mid-cap segment of the U.S. equity universe, which includes the 800 smallest companies by market capitalization within the Russell 1000 Index (an index that includes the 1,000 largest U.S. companies by market capitalization). As of June 30, 2006, companies in the Russell MidCap Growth Index ranged in market capitalization from $2 billion to $15 billion."

The following disclosure will be added to the Small Cap Core Fund:
"The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 8% of the total market capitalization of the Russell 3000 Index. As of June 30, 2006, companies in the Russell 2000 Index had a market capitalization range of $83 million to $2.3 billion."

(MDT Small Cap Growth Fund)

In response to your comment on the benchmark indices, the following disclosure will be added to the Small Cap Growth Fund:
"The Russell 2000 Growth Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 8% of the total market capitalization of the Russell 3000 Index. As of the latest reconstitution, the average market capitalization was approximately $762.8 million; the median market capitalization was approximately $613.5 million. The largest company in the index had an approximate market capitalization of $2.0 billion and a smallest of 218.4 million. The Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values."

(MDT Small Cap Value Fund)

In response to your comment on the conflict in benchmark indices, the following disclosure will be added to the Small Cap Value Fund:
"The Russell 2000 Value Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 8% of the total market capitalization of the Russell 3000 Index. As of June 30, 2006, companies in the Russell 2000 Value Index ranged in market capitalization from $83 million to $2.3 billion."

In response to your comment on the performance metrics, the Adviser may use similar metrics (such as profit trends) in selecting stocks for the Value Fund and Growth Fund because the Adviser is applying the metrics to a different universe of stocks. The Value Fund discloses that the Adviser selects most of the Fund's investments from companies listed in the Russell 2000 Value Index while the Growth Fund discloses that the Adviser selects most of the Fund's investments from companies listed in the Russell 2000 Growth Index.


(MDT Balanced Fund)

In response to your comment on the investment objectives, the wording of the Federated Fund's objective was changed based upon a comment received from the SEC Staff on its initial registration statement. The goal of the change was to state the Federated Fund's objective in a more clear and succinct manner. Registrant will change its current disclosure to read as follows:

"The investment objectives of the Federated Fund and the MDT are substantially similar."


In response to your comment on the capitalization range and type of fixed income securities the Fund will invest in, the following disclosure will be added:
"The Fund's domestic equity portfolio will consist primarily of common stock managed in a style which utilizes a whole market, all cap/all style strategy, with most investments selected from companies listed in the Russell 3000{reg-trade-mark} Index, an index that measures the performance of the 3,000 largest U.S. companies by market capitalization representing approximately 98% of the investable domestic equity market.

With respect to the fixed-income securities allocation, the Fund invests primarily in domestic investment-grade debt securities, including corporate debt securities, U.S. government obligations, and mortgage-backed securities. The Fund may invest a portion of its portfolio in noninvestment-grade, fixed income securities when the Adviser considers the risk return prospects of those sectors to be attractive. The noninvestment grade securities in which the Fund invests, which are rated BB+ or Ba1/BB+ or lower by a nationally recognized statistical rating organization (NRSRO), generally pay higher interest rates as compensation for the greater default risk attached to the securities. The adviser selects securities with longer or shorter durations based on its interest rate outlook, but does not target any specific duration for the fixed-income portion of the Fund."


In response to your comment on security selection, the following disclosure will be added:
"Individual stocks are selected for inclusion in the Fund based upon the Optimum Q's stock selection process. The model seeks to screen its universe of stocks for stocks that meet certain valuation (i.e., price-to-book ratio, price-to-earnings ratio) and performance metrics (i.e., earnings momentum or earnings growth) that the Adviser believes might be indicative of an attractive investment opportunity. The selection process also factors in trading costs (particularly market impact) by biasing the Fund towards those stocks which have less trading costs. The Adviser's process also utilizes diversification constraints which keep the portfolio diversified by business, industry and sector.

The Adviser seeks to enhance the performance of the Fund's fixed-income portfolio by allocating more assets to the security type that the Adviser expects to offer the best balance between total return and risk. The allocation process is based on the Adviser's continuing analysis of a variety of economic and market indicators in order to arrive at the projected yield "spread" of each security type. (The spread is the difference between the yield of a security versus the yield of a U.S. Treasury security with a comparable average life.) The security's projected spread is then weighed against the security's current spread, credit risk and risk of prepayment in order to complete the analysis. Mortgage-backed securities tend to amortize principal on a somewhat irregular schedule over time, since the borrower can usually prepay all or part of the loan without penalty. These securities generally offer higher yields versus U.S. Treasury securities and non-mortgage-backed agency securities to compensate for this prepayment risk as well as any credit risk which might also be present in the security. Similarly, corporate debt securities, which tend to pay off on a predetermined schedule, generally offer higher yields than U.S. government securities to compensate for credit risk."

In response to your comment on "Other Investment Company Risks," the following disclosure will be added:
"When selecting the underlying investments, the Adviser can invest directly in individual securities or may invest in other funds advised by the Adviser or its affiliates. These funds may include funds which are not available for general investment by the public. The investment companies in which the Funds invest are managed independently of the Fund and incur additional expenses. Therefore, any investments by the Fund in other funds is subject to duplicate expenses. However, the Adviser believes that the benefits and efficiencies of this approach should outweigh the additional expenses."

(All Funds)

In response to your comment on the fundamental limitations chart, Registrant will highlight differences and disclose as follows:

"In addition to the objectives and policies set forth above, each Fund is subject to certain fundamental investment limitations which may not be changed without shareholder approval. The fundamental limitations for the MDT Funds and the Federated Funds are generally similar; however, you may want to note these differences:

   {circle}With regard to the limitation on real estate, the Federated Funds may exercise their rights under agreements relating to such securities, including the right to enforce security interests and to hold real estate acquired by reason of such enforcement until that real estate can be liquidated in an orderly manner.

   {circle}With regard to the limitation on lending, the MDT Funds may loan money to other MDT Funds in accordance with the terms of any applicable rule or regulation or an exemptive order removing the current prohibitions that exist under the 1940 Act.

   {circle}With regard to the limitation on borrowing, the MDT Funds may borrow money from other Funds within the MDT Fund Family in accordance with the terms of any applicable rule or regulation that may permit such practice or exemptive order removing the current prohibitions that exist under the 1940 Act.

   {circle}The MDT Funds do not disclose a fundamental limitation on investing in commodities.

   {circle}The Federated Funds do not have a fundamental limitation on investing in other investment companies."


With regard to your comment regarding the concentration policy, the following clarifying language has been added to the concentration policy of the applicable
Funds:
"Investments in bank instruments, and investments in certain industrial development bonds funded by activities in a single industry, will be deemed to constitute investment in an industry, except when held for temporary defensive purposes. For purposes of the above limitation, the Fund considers certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings association having capital, surplus and undivided profits in excess of $100,000,000 at the time of investment to be "cash items."

In response to your comment on footnote #5, the sentence in question will be revised to read as follows were applicable:
"Since the MDT ______ Fund's Class __ Shares commenced operations on September 15, 2005, these expenses are based on estimated amounts for the current fiscal period."

Where not applicable, the sentence in question will be deleted in its entirety.

In response to your comment on the fee tables of Class A Shares, the following disclosure will be added as the last sentence to footnote #9:
"However, because the waivers were not in effect for most of the MDT Tax Aware/All Cap Core Fund's fiscal year, such waivers amounted to less than 0.01%. The Total Annual Operating Expenses for the fiscal year ended July 31, 2006 was 2.40%."

Registrant will spell out entire name of the Fund in all footnotes. Please see the attached fee table.

In response to your comment on verification of all waivers, Federated Treasury has gone through the fee tables and verified all waiver figures.


In response to your comment on the fee tables of Class C Shares and Institutional Shares, the following disclosure will be added as the last sentence to footnote #7:
"However, because the waivers were not in effect for most of the MDT Tax Aware/All Cap Core Fund's fiscal year, such waivers amounted to less than 0.01%. The Total Annual Operating Expenses for the fiscal year ended July 31, 2006 was 2.80%."

Registrant will spell out entire name of the Fund in all footnotes. Please see the attached fee table.

In response to your comment on the voluntary and contractual waivers, please see the attached fee table.


In response to your conformity suggestion, Registrant will make consistent throughout the document.


An N-14 Proxy was filed with the SEC on August 11, 2006 on behalf of the Federated MDT Series. Laura Hatch of the Securities and Exchange Commission gave the Registrant comments to which Registrant responds:

(All Cap Core Fund & Balanced Fund)

In response to your comment on the Class C Shares fee table, the Fund charges a front-end sales load and a CDSC. Accordingly, the following disclosure will be added to the Shareholder Expense Example:
"Expenses assuming no redemption are also shown."

(Balanced Fund)

In response to your comment on Board considerations, the second and third bullet points in the Board considerations contained within the proxy address this point. They specifically note that the Board considered that after all of the contractual and voluntary waivers, "the Federated Fund would have a lower operating expense ratio than the current operating expense ratio of the corresponding MDT Fund." The third bullet point addresses the higher operating expense ratio for Class A shares of the Balanced Fund, but notes that with the voluntary waiver, it, too, is lower than the current expense ratio for that class of that fund.

(All Funds)

In response to 12-month period financials, Registrant will disclose financials for a 12-month period.

In response to your comment on the conflict in expenses, there is a variance in the expenses listed in the Statement of Operations and the fee tables because the Statement of Operations utilizes the actual average net assets over the applicable period and the Federated pro forma combined fee table utilizes estimated average net assets for the fiscal year ending July 31, 2007. Registrant will add the following disclosure as the third sentence to the introductory paragraph of the fee table:
"The Federated Fund's expenses are based upon anticipated expenses (which included an estimated asset projection) for the fiscal year ending July 31, 2007."

      Please contact me at 412-288-2292 with any questions regarding this filing.

                                                 Respectfully,

                                                 /s/ M. Cole Dolinger
                                                 M. Cole Dolinger
                                                 Senior Paralegal

Enclosures

FEE TABLE APPENDIX

MDT TAX AWARE/ALL CAP CORE FUND (CLASS A SHARES)- FEDERATED MDT TAX AWARE/ALL CAP CORE FUND (CLASS A SHARES)

      This table describes (1) the actual fees and expenses that you may pay if you buy and hold Class A Shares of MDT Tax Aware/All Cap Core Fund as set forth in its most recent prospectus dated November 28, 2005, as revised July 17, 2006; and (2) the pro forma fees and expenses of Class A Shares of Federated MDT Tax Aware/All Cap Core Fund on a combined basis after giving effect to the Reorganization. Since the Federated MDT Tax Aware/All Cap Core Fund has not yet commenced operations, the pro forma expenses represent actual operating expenses of the MDT Tax Aware/All Cap Core Fund, restated to reflect the fee structure of Federated MDT Tax Aware/All Cap Core Fund. The Federated Fund's expenses are based upon anticipated expenses (which included an estimated asset projection) for the fiscal year ending July 31, 2007. As described below, the pro forma operating expenses of Federated MDT Tax Aware/All Cap Core Fund are shown after giving effect to a contractual waiver and reimbursement of expenses by the Adviser to limit total operating expenses to not more than 2.05%, which will commence on the effective date of the Reorganization and will continue for two years from the effective date of the Reorganization (expected to be November
2008); and operating expenses of MDT Tax Aware/All Cap Core Fund are shown after giving effect to a contractual agreement to waive expenses by the Adviser to limit total operating expenses to not more than 2.05% through November 2006.



SHAREHOLDER FEES                                                                                   MDT TAX     FEDERATED MDT TAX
                                                                                                  AWARE/ALL   AWARE/ALL CAP CORE
                                                                                                   CAP CORE  FUND - CLASS A SHARES
                                                                                                    FUND -    PRO FORMA COMBINED
                                                                                                   CLASS A
                                                                                                    SHARES
Fees Paid Directly From Your Investment
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)               5.50%                 5.50%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or                0.00%                 0.00%
redemption proceeds, as applicable)
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (and other Distributions) (as a         None                  None
percentage of offering price)
Redemption Fee (including exchanges) (as a percentage of amount redeemed, if applicable)          2.00%1                  None
Exchange Fee                                                                                        None                  None
Account Fee                                                                                         None                  None

ANNUAL FUND OPERATING EXPENSES2
Expenses That are Deducted From Fund Assets (as a percentage of average net assets)
Management Fee                                                                                     1.00%                0.90%3
Distribution (12b-1) Fee                                                                          0.25%4                0.25%5
Other Expenses                                                                                    2.34%6                1.31%7
Total Annual Fund Operating Expenses                                                              3.59%8                 2.46%
Fee Waivers and/or Expense Reimbursement (contractual)                                             1.54%                 0.41%
Net Annual Fund Operating Expenses (after contractual waivers/reimbursement)                      2.05%9                2.05%3
________________________________

(1) The MDT Tax Aware/All Cap Core Fund charges a 2.00% redemption fee on shares redeemed within 30 days of purchase.
(2) For the MDT Tax Aware/All Cap Core Fund, the percentages shown are annualized based on anticipated expenses for the fiscal period ending July
     31,  2006.  For the  Federated  MDT Tax  Aware/All  Cap Core Fund Pro Forma
     Combined, the percentages shown are annualized based on anticipated expenses for the fiscal period ending July 31, 2007. However, the rate at which expenses are accrued during the fiscal year may not be constant and, at any particular point, may be greater or less than the stated average percentage. Although not contractually obligated to do so, the Adviser, distributor and administrator expect to waive certain amounts. This is shown below along with the net expenses the MDT Tax Aware/All Cap Core Fund and the Federated MDT Tax Aware/All Cap Core Fund expect to pay for the fiscal periods ending July 31, 2006 and July 31, 2007, respectively.

    Additional Waivers/Reimbursement of Fund Expenses (voluntary)                                  0.00%                0.40%
    Total Anticipated Annual Fund Operating Expenses (after waivers/reimbursement)                 2.05%                1.65%

(3)  The  Adviser  is  obligated  to waive  all or a portion  of its  investment advisory fee which it is otherwise  entitled to receive,  and/or  reimburse
     other  operating  expenses   (excluding   interest,   taxes  and  brokerage
     commissions), in order to limit the aggregate annual operating expenses for the Class A Shares of the  Federated MDT Tax Aware/All Cap Core Fund to not
     more  than  2.05% of its  average  daily  net  assets.  Any  waiver  by the administrator  and/or  distributor that reduces such expenses (as discussed elsewhere  in these notes) may have the effect of reducing the amount to be waived or reimbursed by the Adviser pursuant to its contractual commitment.
     This commitment will expire in November, 2008. Pursuant to this contractual commitment,  the Adviser  expects to waive 0.07% of its  management fee for the fiscal period ending July 31, 2007. As a separate matter,  although not obligated to do so, the Adviser  expects to voluntarily  waive a portion of its investment advisory fee. This voluntary waiver can be terminated at any time.  The  management fee paid by the Federated MDT Tax Aware/All Cap Core
     Fund  (after all  waivers/reimbursement)  is  expected  to be 0.43% for the fiscal period ending July 31, 2007.
(4)  The MDT Tax  Aware/All  Cap Core Fund's Rule 12b-1 Plan  permits the Fund's
     Class A Shares to pay 12b-1  fees of up to 0.35%.  Currently,  the Board of
     Trustees has authorized the Fund's Class A Shares to pay up to 0.25%.
(5)  Although not contractually  obligated to do so, the distributor  expects to voluntarily elect not to accrue or charge the distribution  (12b-1) fee for
     Class A Shares for the period ending July 31, 2007.
(6)  "Other Expenses"  include  custodian,  administration,  transfer agency and other customary fund expenses.  Since the MDT Tax Aware/All Cap Core Fund's
     Class A Shares  commenced  operations on September 15, 2005, these expenses are based on estimated  amounts for the current  fiscal  period.  This also includes  an  account  administration  fee  which  is  used  to  compensate intermediaries for account administration services, and a recordkeeping fee which is used to compensate intermediaries for recordkeeping services.
(7)  Includes a shareholder  services  fee/account  administration  fee which is used to  compensate  intermediaries  for  shareholder  services  or account administration services. Also includes a recordkeeping fee which is used to
     compensate   intermediaries  for  recordkeeping   services.   Although  not
     contractually  obligated to do so, the administrator expects to voluntarily waive a portion of its fee. This voluntary  waiver can be terminated at any time. Total Other Expenses paid by the Federated MDT Tax Aware/All Cap Core
     Fund's  Class A Shares  (after the  anticipated  waiver) are expected to be
     1.22% for the fiscal period ending July 31, 2007.
(8)  The Adviser  has  contractually  agreed to limit the Class A Shares'  Total
     Annual  Fund  Operating  Expenses to 2.05% of average net assets of the MDT
     Tax Aware/All Cap Core Fund through November 30, 2006.
(9)  As of July  17,  2006,  the MDT  Tax  Aware/All  Cap  Core  Fund  has a new
     custodian,  transfer agent, administrator,  and portfolio accountant. These service providers have voluntarily agreed to waive and/or reimburse certain fees.  It is estimated  that the MDT Tax  Aware/All Cap Core Fund's Class A
     Shares     current    Total    Annual     Operating     Expenses     (after
     waivers/reimbursements) are 1.65%. However, because the waivers were not in effect for most of the MDT Tax Aware/All Cap Core Fund's fiscal year,  such waivers amounted to less than 0.01%.  The Total Annual  Operating  Expenses for the fiscal year ended July 31, 2006 was 2.05%.  These voluntary waivers may be terminated at any time.  However,  the service providers  anticipate they will continue to waive/reimburse such fees through November, 2006.

>EXAMPLE

      This Example is intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds.

      The Example assumes that you invest $10,000 in each respective Fund's Class A Shares for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that each Fund's Class A Shares operating expenses are before waivers as shown in the Table and remain the same.

      For the MDT Tax Aware/All Cap Core Fund, the 1-year dollar amount and the dollar amounts for the first year of the 3, 5 and 10 year rows for the Fund reflect the "Total Annual Fund Operating Expenses" of 2.05% for the Fund's Class A Shares that result from the contractual expense waiver and reimbursement. The second and later years within the 3, 5 and 10 year rows for the Fund reflect the "Total Annual Fund Operating Expenses" of the Fund without any waivers or reimbursements.

  For the Federated MDT Tax Aware/All Cap Core Fund Pro Forma Combined, the 1 Year dollar amount and the dollar amounts for the first and second year of the 3, 5 and 10 Years row reflect the contractually imposed expense limitation of 2.05%. The third year of the 3, 5 and 10 Years row reflects the contractually imposed expense limitation of 2.05% for four months and the "Total Annual Fund Operating Expenses" of the Fund's Class A Shares without any waivers for the remainder of the year. The fourth and later years within the 5 and 10 Years row reflect the "Total Annual Fund Operating Expenses" of the Fund's Class A Shares without any waivers.

  Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:

         MDT Tax Aware/All Cap Core Fund Federated        MDT Tax Aware/All Cap Core Fund Pro forma Combined
1 Year                $747                                           $747
3 Years              $1,455                                         $1,184
5 Years              $2,184                                         $1,703
10 Years             $4,097                                         $3,120

MDT TAX AWARE/ALL CAP CORE FUND (CLASS C SHARES) - FEDERATED MDT TAX AWARE/ALL CAP CORE FUND (CLASS C SHARES)

      This table describes (1) the actual fees and expenses that you may pay if you buy and hold Class C Shares of MDT Tax Aware/All Cap Core Fund as set forth in its most recent prospectus dated November 28, 2005, as revised July 17, 2006; and (2) the pro forma fees and expenses of Class C Shares of Federated MDT Tax Aware/All Cap Core Fund on a combined basis after giving effect to the Reorganization. Since the Federated MDT Tax Aware/All Cap Core Fund has not yet commenced operations, the pro forma expenses represent actual operating expenses of MDT Tax Aware/All Cap Core Fund, restated to reflect the fee structure of the Federated MDT Tax Aware/All Cap Core Fund. The Federated Fund's expenses are based upon anticipated expenses (which included an estimated asset projection) for the fiscal year ending July 31, 2007. As described below, the pro forma operating expenses of Federated MDT Tax Aware/All Cap Core Fund are shown after giving effect to a contractual waiver and reimbursement of expenses by the Adviser to limit total operating expenses to not more than 2.80%, which will commence on the effective date of the Reorganization and will continue for two years from the effective date of the Reorganization (expected to be November
2008); and operating expenses of MDT Tax Aware/All Cap Core Fund are shown after giving effect to a contractual agreement to waive expenses by the Adviser to limit total operating expenses to not more than 2.80% through November 2006.



SHAREHOLDER FEES                                                                                   MDT TAX     FEDERATED MDT TAX
                                                                                                  AWARE/ALL    AWARE/ALL CAP CORE
                                                                                                   CAP CORE  FUND  - CLASS C SHARES
                                                                                                    FUND -     PRO FORMA COMBINED
                                                                                                   CLASS C
                                                                                                    SHARES
Fees Paid Directly From Your Investment
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)                None             1.00%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or                1.00%             1.00%
redemption proceeds, as applicable)
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (and other Distributions) (as a         None              None
percentage of offering price)
Redemption Fee (including exchanges) (as a percentage of amount redeemed, if applicable)          2.00%1              None
Exchange Fee                                                                                        None              None
Account Fee                                                                                         None              None

ANNUAL FUND OPERATING EXPENSES2
Expenses That are Deducted From Fund Assets (as a percentage of average net assets)
Management Fee                                                                                     1.00%            0.90%3
Distribution (12b-1) Fee                                                                           1.00%             0.75%
Other Expenses                                                                                    2.34%4            1.31%5
Total Annual Fund Operating Expenses                                                              4.34%6             2.96%
Fee Waivers and/or Expense Reimbursement (contractual)                                             1.54%             0.16%
Net Annual Fund Operating Expenses (after contractual waivers/reimbursement)                      2.80%7            2.80%3

________________________________

(1) The MDT Tax Aware/All Cap Core Fund charges a 2.00% redemption fee on shares redeemed within 30 days of purchase.
(2) For the MDT Tax Aware/All Cap Core Fund, the percentages shown are annualized based on anticipated expenses for the fiscal period ending July
     31,  2006.  For the  Federated  MDT Tax  Aware/All  Cap Core Fund Pro Forma
     Combined, the percentages shown are annualized based on anticipated expenses for the fiscal period ending July 31, 2007. However, the rate at which expenses are accrued during the fiscal year may not be constant and, at any particular point, may be greater or less than the stated average percentage. Although not contractually obligated to do so, the Adviser and administrator expect to waive certain amounts. This is shown below along with the net expenses the MDT Tax Aware/All Cap Core Fund and the Federated
     MDT Tax Aware/All Cap Core Fund expect to pay for the fiscal periods ending
     July 31, 2006 and July 31, 2007, respectively.

         Additional Waivers/Reimbursement of Fund Expenses (voluntary)                           0.00%           0.40%
         Total Anticipated Annual Fund Operating Expenses (after waivers/reimbursement)          2.80%           2.40%

(3)  The  Adviser  is  obligated  to waive  all or a portion  of its  investment advisory fee which it is otherwise  entitled to receive,  and/or  reimburse
     other  operating  expenses   (excluding   interest,   taxes  and  brokerage
     commissions), in order to limit the aggregate annual operating expenses for the Class C Shares of the  Federated MDT Tax Aware/All Cap Core Fund to not
     more  than  2.80% of its  average  daily  net  assets.  Any  waiver  by the administrator  that reduces  such  expenses may have the effect of reducing the  amount to be waived  or  reimbursed  by the  Adviser  pursuant  to its contractual  commitment.  This  commitment  will expire in November,  2008.
     Pursuant to this contractual commitment, the Adviser expects to waive 0.07%
     of its  management  fee for the fiscal  period  ending July 31, 2007.  As a separate  matter,  although not obligated to do so, the Adviser  expects to voluntarily waive a portion of its investment  advisory fee. This voluntary waiver  can be  terminated  at any  time.  The  management  fee paid by the
     Federated MDT Tax Aware/All Cap Core Fund (after all waivers/reimbursement)
     is expected to be 0.43% for the fiscal period ending July 31, 2007.
(4)  "Other Expenses"  include  custodian,  administration,  transfer agency and other customary fund expenses.  Since the MDT Tax Aware/All Cap Core Fund's
     Class C Shares  commenced  operations on September 15, 2005, these expenses are based on estimated  amounts for the current  fiscal  period.  This also includes  an  account  administration  fee  which  is  used  to  compensate intermediaries for account administration services, and a recordkeeping fee which is used to compensate intermediaries for recordkeeping services.
(5)  Includes a shareholder  services  fee/account  administration  fee which is used to  compensate  intermediaries  for  shareholder  services  or account administration services. Also includes a recordkeeping fee which is used to
     compensate   intermediaries  for  recordkeeping   services.   Although  not
     contractually  obligated to do so, the administrator expects to voluntarily waive a portion of its fee. This voluntary  waiver can be terminated at any time. Total Other Expenses paid by the Federated MDT Tax Aware/All Cap Core
     Fund's  Class C Shares  (after the  anticipated  waiver) are expected to be
     1.22% for the fiscal period ending July 31, 2007.
(6)  The Adviser  has  contractually  agreed to limit the Class C Shares'  Total
     Annual  Fund  Operating  Expenses to 2.80% of average net assets of the MDT
     Tax Aware/All Cap Core Fund through November 30, 2006.
(7)  As of July  17,  2006,  the MDT  Tax  Aware/All  Cap  Core  Fund  has a new
     custodian,  transfer agent, administrator,  and portfolio accountant. These service providers have voluntarily agreed to waive and/or reimburse certain fees.  It is estimated  that the MDT Tax  Aware/All Cap Core Fund's Class C
     Shares     current    Total    Annual     Operating     Expenses     (after
     waivers/reimbursements) are 2.40%. However, because the waivers were not in effect for most of the MDT Tax Aware/All Cap Core Fund's fiscal year,  such waivers amounted to less than 0.01%.  The Total Annual  Operating  Expenses for the fiscal year ended July 31, 2006 was 2.80%.  These voluntary waivers may be terminated at any time.  However,  the service providers  anticipate they will continue to waive/reimburse such fees through November, 2006.

EXAMPLE

      This Example is intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds.

      The Example assumes that you invest $10,000 in each respective Fund's Class C Shares for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that each Fund's Class C Shares operating expenses are before waivers as shown in the Table and remain the same.

      For the MDT Tax Aware/All Cap Core Fund, the 1-year dollar amount and the dollar amounts for the first year of the 3, 5 and 10 year rows for the Fund reflect the "Total Annual Fund Operating Expenses" of 2.80% for the Fund's Class C Shares that result from the contractual expense waiver and reimbursement. The second and later years within the 3, 5 and 10 year rows for the Fund reflect the "Total Annual Fund Operating Expenses" of the Fund without any waivers or reimbursements.

  For the Federated MDT Tax Aware/All Cap Core Fund Pro Forma Combined, the 1 Year dollar amount and the dollar amounts for the first and second year of the 3, 5 and 10 Years row reflect the contractually imposed expense limitation of 2.80%. The third year of the 3, 5 and 10 Years row reflects the contractually imposed expense limitation of 2.80% for four months and the "Total Annual Fund Operating Expenses" of the Fund's Class C Shares without any waivers for the remainder of the year. The fourth and later years within the 5 and 10 Years row reflect the "Total Annual Fund Operating Expenses" of the Fund's Class C Shares without any waivers.

  Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:


                        MDT Tax Aware/All Cap Core Fund                 Federated MDT Tax Aware/All Cap Core Fund Pro forma Combined
Expenses assuming redemption:
1 Year                             $383                                           $380
3 Years                          $1,176                                           $971
5 Years                          $2,081                                         $1,608
10 Years                         $4,396                                         $3,320

 Expenses assuming  no redemption:
 1 Year                            $283                                           $280
 3 Years                         $1,176                                           $971
 5 Years                         $2,081                                         $1,608
 10 Years                        $4,396                                         $3,320


MDT TAX AWARE/ALL CAP CORE FUND (INSTITUTIONAL SHARES) - FEDERATED MDT TAX AWARE/ALL CAP CORE FUND (INSTITUTIONAL SHARES)

      This table describes (1) the actual fees and expenses that you may pay if you buy and hold Institutional Shares of MDT Tax Aware/All Cap Core Fund as set forth in its most recent prospectus dated November 28, 2005, as revised July 17, 2006; and (2) the pro forma fees and expenses of Institutional Shares of Federated MDT Tax Aware/All Cap Core Fund on a combined basis after giving effect to the Reorganization. Since the Federated MDT Tax Aware/All Cap Core Fund has not yet commenced operations, the pro forma expenses represent actual operating expenses of MDT Tax Aware/All Cap Core Fund, restated to reflect the fee structure of the Federated MDT Tax Aware/All Cap Core Fund. The Federated Fund's expenses are based upon anticipated expenses (which included an estimated asset projection) for the fiscal year ending July 31, 2007. As described below, the pro forma operating expenses of Federated MDT Tax Aware/All Cap Core Fund are shown after giving effect to a contractual waiver and reimbursement of expenses by the Adviser to limit total operating expenses to not more than 1.80%, which will commence on the effective date of the Reorganization and will continue for two years from the effective date of the Reorganization (expected to be November 2008); and operating expenses of MDT Tax Aware/All Cap Core Fund are shown after giving effect to a contractual agreement to waive expenses by the Adviser to limit total operating expenses to not more than 1.80% through November 2006.



SHAREHOLDER FEES                                                                             MDT TAX AWARE/ALL CAP FEDERATED MDT TAX
                                                                                                  CORE FUND -        AWARE/ALL CAP
                                                                                             INSTITUTIONAL SHARES     CORE FUND -
                                                                                                                     INSTITUTIONAL
                                                                                                                   SHARES PRO FORMA
                                                                                                                       COMBINED
Fees Paid Directly From Your Investment
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)                     None              None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or                      None              None
redemption proceeds, as applicable)
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (and other Distributions)                    None              None
(as a percentage of offering price)
Redemption Fee (including exchanges) (as a percentage of amount redeemed, if applicable)               2.00%1              None
Exchange Fee                                                                                             None              None
Account Fee                                                                                              None              None

ANNUAL FUND OPERATING EXPENSES (Before Waivers)2
Expenses That are Deducted From Fund Assets (as a percentage of average net assets)
Management Fee                                                                                          1.00%            0.90%3
Distribution (12b-1) Fee                                                                                 None              None
Other Expenses                                                                                         2.34%4            1.06%5
Total Annual Fund Operating Expenses                                                                   3.34%6             1.96%
Fee Waivers and/or Expense Reimbursement (contractual)                                                  1.54%             0.16%
Net Annual Fund Operating Expenses (after contractual waivers/reimbursement)                           1.80%7            1.80%3
________________________________

(1) The MDT Tax Aware/All Cap Core Fund charges a 2.00% redemption fee on shares redeemed within 30 days of purchase.
(2) For the MDT Tax Aware/All Cap Core Fund, the percentages shown are annualized based on anticipated expenses for the fiscal period ending July
     31,  2006.  For the  Federated  MDT Tax  Aware/All  Cap Core Fund Pro Forma
     Combined, the percentages shown are annualized based on anticipated expenses for the fiscal period ending July 31, 2007. However, the rate at which expenses are accrued during the fiscal year may not be constant and, at any particular point, may be greater or less than the stated average percentage. Although not contractually obligated to do so, the Adviser and administrator expect to waive certain amounts. This is shown below along with the net expenses the MDT Tax Aware/All Cap Core Fund and the Federated
     MDT Tax Aware/All Cap Core Fund expect to pay for the fiscal periods ending
     July 31, 2006 and July 31, 2007, respectively.

              Additional Waivers of Fund Expenses (voluntary)                                         0.00%              0.40%
              Total Anticipated Annual Fund Operating Expenses (after waivers)                        1.80%              1.40%

(3)  The  Adviser  is  obligated  to waive  all or a portion  of its  investment advisory fee which it is otherwise  entitled to receive,  and/or  reimburse
     other  operating  expenses   (excluding   interest,   taxes  and  brokerage
     commissions), in order to limit the aggregate annual operating expenses for the  Institutional  Shares of the Federated MDT Tax Aware/All Cap Core Fund
     to not more than 1.80% of its average  daily net assets.  Any waiver by the administrator  that reduces  such  expenses may have the effect of reducing the  amount to be waived  or  reimbursed  by the  Adviser  pursuant  to its contractual  commitment.  This  commitment  will expire in November,  2008.
     Pursuant to this contractual commitment, the Adviser expects to waive 0.07%
     of its  management  fee for the fiscal  period  ending July 31, 2007.  As a separate  matter,  although not obligated to do so, the Adviser  expects to voluntarily waive a portion of its investment  advisory fee. This voluntary waiver  can be  terminated  at any  time.  The  management  fee paid by the
     Federated MDT Tax Aware/All Cap Core Fund (after all waivers/reimbursement)
     is expected to be 0.43% for the fiscal period ending July 31, 2007.
(4)  "Other Expenses"  include  custodian,  administration,  transfer agency and other customary fund expenses.  Since the MDT Tax Aware/All Cap Core Fund's
     Institutional  Shares  commenced  operations on September  15, 2005,  these expenses are based on estimated amounts for the current fiscal period. This also  includes an account  administration  fee which is used to  compensate intermediaries for account administration services, and a recordkeeping fee which is used to compensate intermediaries for recordkeeping services.
(5)  Includes a recordkeeping fee which is used to compensate intermediaries for recordkeeping services.  Although not contractually obligated to do so, the administrator  expects  to  voluntarily  waive a portion  of its fee.  This voluntary  waiver can be terminated at any time.  Total Other Expenses paid by the Federated MDT Tax  Aware/All  Cap Core Fund's  Institutional  Shares
     (after the  anticipated  waiver)  are  expected  to be 0.97% for the fiscal period ending July 31, 2007.
(6)  The  Adviser has  contractually  agreed to limit the  Institutional  Class'
     Total Annual Fund Operating  Expenses to 1.80% of average net assets of the
     MDT Tax Aware/All Cap Core Fund Fund through November 30, 2006.
(7)  As of July  17,  2006,  the MDT  Tax  Aware/All  Cap  Core  Fund  has a new
     custodian,  transfer agent, administrator,  and portfolio accountant. These service providers have voluntarily agreed to waive and/or reimburse certain fees.  It  is  estimated  that  the  MDT  Tax  Aware/All  Cap  Core  Fund's
     Institutional   Shares  current  Total  Annual  Operating  Expenses  (after waivers/reimbursements) are 1.40%. However, because the waivers were not in effect for most of the MDT Tax Aware/All Cap Core Fund's fiscal year,  such waivers amounted to less than 0.01%.  The Total Annual  Operating  Expenses for the fiscal year ended July 31, 2006 was 1.80%.  These voluntary waivers may be terminated at any time.  However,  the service providers  anticipate they will continue to waive/reimburse such fees through November, 2006.

EXAMPLE

      This Example is intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds.

      The Example assumes that you invest $10,000 in each respective Fund's Institutional Shares for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your in-vestment has a 5% return each year and that each Fund's Institutional Shares operating expenses are before waivers as shown in the Table and remain the same.

      For the MDT Tax Aware/All Cap Core Fund, the 1-year dollar amount and the dollar amounts for the first year of the 3, 5 and 10 year rows for the Fund reflect the "Total Annual Fund Operating Expenses" of 1.80% for the Fund's Institutional Class that result from the contractual expense waiver and reimbursement. The second and later years within the 3, 5 and 10 year rows for the Fund reflect the "Total Annual Fund Operating Expenses" of the Fund without any waivers or reimbursements.

      For the Federated MDT Tax Aware/All Cap Core Fund Pro Forma Combined, the 1 Year dollar amount and the dollar amounts for the first and second year of the 3, 5 and 10 Years row reflect the contractually imposed expense limitation of 1.80%. The third year of the 3, 5 and 10 Years row reflects the contractually imposed expense limitation of 1.80% for four months and the "Total Annual Fund Operating Expenses" of the Fund's Institutional Shares without any waivers for the remainder of the year. The fourth and later years within the 5 and 10 Years row reflect the "Total Annual Fund Operating Expenses" of the Fund's Institutional Shares without any waivers.

  Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:


         MDT Tax Aware/All Cap Core Fund      Federated MDT Tax Aware/All Cap Core Fund Pro forma Combined
1 Year                $183                                           $183
3 Years               $884                                           $578
5 Years              $1,608                                         $1,022
10 Years             $3,527                                         $2,254